SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934

China Distance Education Holdings Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

16944W104
(CUSIP Number)

Suite 6211-12, 62nd Floor, The Center,
99 Queen's Road, Central, Hong Kong
Attention: Gabriel Li
Telephone: +852 2115-8810
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ?? 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16944W104
(1)NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
YM Investment Limited(2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ?
(b) ?(3)SEC USE ONLY
(4)SOURCE OF FUNDS
N/A(5)CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)??(6)CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin IslandsNumber of Shares Beneficially Owned by Each Reporting Person With(7)SOLE VOTING POWER
None(8)SHARED VOTING POWER
23,515,460(9)SOLE DISPOSITIVE POWER
None(10)SHARED DISPOSITIVE POWER
23,515,460(11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,515,460(12)CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
?(13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.29% (based on 144,348,785 shares outstanding on December 31, 2014)(14)TYPE OF REPORTING PERSON
HC

CUSIP No. 16944W104
(1)NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Managecorp Limited(2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ?
(b) ?(3)SEC USE ONLY
(4)SOURCE OF FUNDS
N/A(5)CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)??(6)CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin IslandsNumber of Shares Beneficially Owned by Each Reporting Person With(7)SOLE VOTING POWER
None(8)SHARED VOTING POWER
23,515,460*(9)SOLE DISPOSITIVE POWER
None(10)SHARED DISPOSITIVE POWER
23,515,460*(11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,515,460*(12)CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
?(13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.29% (based on 144,348,785 shares outstanding on December 31, 2014)(14)TYPE OF REPORTING PERSON
HC_______________
* Represents 23,515,460 ordinary shares held in the form of ADS by YM Investment Limited.

CUSIP No. 16944W104
(1)NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Lam Lai Ming(2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ?
(b) ?(3)SEC USE ONLY
(4)SOURCE OF FUNDS
N/A(5)CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)??(6)CITIZENSHIP OR PLACE OF ORGANIZATION
Hong KongNumber of Shares Beneficially Owned by Each Reporting Person With(7)SOLE VOTING POWER
None(8)SHARED VOTING POWER
23,515,460*(9)SOLE DISPOSITIVE POWER
None(10)SHARED DISPOSITIVE POWER
23,515,460*(11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,515,460*(12)CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
?(13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.29% (based on 144,348,785 shares outstanding on December 31, 2014)(14)TYPE OF REPORTING PERSON
IN_______________
* Represents 23,515,460 ordinary shares held in the form of ADS by YM Investment Limited.

Item 1. Security and Issuer.
This Statement on Schedule 13D (this "Statement") relates to the Schedule 13D amendment previous filed on November 24, 2014 with respect to the ordinary shares of China Distance Education Holdings Limited (the "Issuer"), whose principal executive offices are located at 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.

Item 2. Identify and Background.
(a) This is being jointly filed by the following persons (collectively, the "Reporting Persons" and each a "Reporting Person"):
(i) YM Investment Limited, a British Virgin Islands company;
(ii) Managecorp Limited, a British Virgin Islands company; and
(ii) Ms. Lam Lai Ming, a citizen of Hong Kong.
The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. This Statement not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) Residence or Business Address:
The principal business office of YM Investment Limited is:
Suite 6211-12, 62nd Floor
The Center
99 Queen's Road
Central, Hong Kong

The principal business office of Managecorp Limited is:
Portcullis TrustNet Chambers
P.O. Box 3444, Road Town
Tortola, British Virgin Islands

The residential address of Ms. Lam Lai Ming is:
Flat A on 43 Floor of South Tower 8,
Resident Bel-Air, Island South, 3
8 Bel-Air Avenue, Hong Kong

(c) YM Investment Limited is wholly-owned by The Li 2007 Family Trust. The Li 2007 Family Trust is a revocable trust established under the laws of the British Virgin Islands with Ms. Lam Lai Ming as the settlor, Managecorp as trustee and Ms. Lam Lai Ming and her family members the beneficiaries.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The place of organization of YM Investment Limited and Managecorp Limited is the British Virgin Islands. The citizenship of Ms. Lam Lai Ming is Hong Kong.

Item 3. Source and Amount of Funds or Other Considerations.
Since the filing of the Schedule 13D on November 24, 2014, the following transactions were undertaken by the Reporting Persons:
Between November 2014 to February 2015, YM Investment Limited acquired an aggregate of 5,837,212 Ordinary Shares in the form of 1,459,303 ADSs on the open market at price range of $15.0 to $16.0 per ADSs from cash on hand.
Item 4. Purpose of Transaction.
The Reporting Persons intend to review its investment on a regular basis, which review may be based on various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate, and may at any time and from time to time, either alone or as part of a group, (i) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (iii) take any other available course of action which could involve one or more of the types of transactions or have one or more of the results that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5. Interest in Securities of Issuer.
(a) Each of the Reporting Persons' current ownership in the securities of the Issuer is set forth on the cover pages to this Statement and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 144,348,785 shares outstanding on December 31, 2014. The information set forth and/or incorporated by reference in Items 2 is hereby incorporated by reference into this Item 6.
Each of YM Investment Limited, Managecorp Limited and Lam Lai Ming, may be deemed to own an aggregate of 23,515,460 ordinary shares, which constitutes approximately 16.29% of the Issuer's outstanding shares, calculated in accordance with Rule 13d-3 under the Act.
(b) The number of ordinary shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).
(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the ordinary shares of the Issuer during the past 60 days.
(d) Under certain circumstances set forth in the amended and restated articles of memorandum and association of each of YM Investment Limited and Managecorp Limited, the partners, shareholders or beneficiaries of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of the ordinary shares of the Issuer owned by each such entity of which they are a shareholder or beneficiary.
(e) Not applicable.
Item 6. Contracts, Arrangement, Understandings or Relationship With Respect to Securities of the Issuer.
The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.
Item 7. Material to Be Filed as Exhibits.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2015

YM Investment LimitedBy:/s/ Gabriel LiName:Gabriel LiTitle:Director
Managecorp LimitedBy:/s/ Ronnie SummersName:Ronnie SummersTitle:Authorized Signatory
By:/s/ Lam Lai MingName:Lam Lai Ming Title:Settlor of The Li 2007 Family Trust
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